Contact

www.linkedin.com/in/kameron-weaver-a967a5a3 (LinkedIn)

Top Skills

C (Programming Language)
Engineering
Data Analytics

Kameron Weaver

Owner and Head Distiller at The Block Distilling Company, LLC
Denver, Colorado, United States

Summary

During my years at CSM, I definitely did not understand that what I was doing was setting myself up with the future that I am in now. My education and the time I spent there is invaluable, but not for the reason I thought. That time taught me how to approach problems and interpret information. I may have only used my degree for a few years after graduation but the ability to learn is really what was so vital to building this business.

Experience

The Block Distilling Company, LLC
Owner and Head Distiller
July 2015 - Present (8 years 9 months)

Me and my business partners manage the day to day operations of this craft distillery that has a cocktail bar tasting room attached. This includes recipe development and optimization, maintenance of equipment, distilling of spirits, and so much more. Every day is a new challenge that takes a new approach that may or may not involve my education or degree, and that is how I like it!

Gates Corporation
Software Engineer
August 2014 - September 2016 (2 years 2 months)

I worked and maintained legacy programs that were designed to assist engineers with belt design and application.

SpinFusion
Software Engineer
2011 - 2014 (3 years)

Education

Colorado School of Mines
Bachelor's degree, Math and Computer Science · (2008 - 2012)